SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
July 30, 2003


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

1,614,450

8. SHARED VOTING POWER

135,865

9. SOLE DISPOSITIVE POWER

3,686,809_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

3,686,809

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
15.9%


14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]
                                                       b[]


3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER
1,102,301
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,102,301


12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.75%

14. TYPE OF REPORTING PERSON

IA



This statement constitutes Amendment No.3 to the Schedule 13D filed on June 20, 2003.Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5 is amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a. As per the quarterly report for the quarter ended March 31, 2003 there were 23,175,036 shares of LQID outstanding. The percentage set forth in this item (5a) was derived using such number.

Mr. Goldstein is deemed to be the beneficial owner of 3,686,809 shares of LQID or 15.9% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr.
Goldstein for 3,686,809 shares. Power to vote securities resides solely with Mr. Goldstein for 1,614,450 shares and jointly for 135,865 shares.

c. During the last sixty days the following shares of common stock were purchased or sold (excludes trades included in previous filings):

(Dates are settlement dates)

Shares Purchased:

7/31/2003      5,000 @ .36
8/1/2003       160,000 @ .36
8/4/2003       50,000 @ .3542 and 1,482,000 @ .35536
8/5/2003       110,000 @ .355
8/6/2003       865 @ .36


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/7/03

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos